Exhibit 99.1

IBEX Limited Announces Strong Fourth Quarter and Fiscal Year 2022 Financial Results

Key Highlights

●	Fourth quarter revenue increased 13.6% to $123.7 million over the prior year quarter.
●	Revenue generated from clients won since fiscal year 2016 grew 43% and represented 74% of total revenue in the fourth quarter.
●	Fourth quarter net income and net income margin increased to $4.9 million and 4.0%, respectively, compared to $4.0 million and 3.7%, respectively, in the prior year quarter.
●	Fourth quarter non-GAAP adjusted EBITDA margin increased to a record 15.1%, compared to 14.6% in the prior year quarter.
●	Cash flow from operations in the fourth quarter increased to $27.8 million, compared to $1.8 million in the prior year quarter.
●	Fiscal year 2022 revenue increased 11.2% to $493.6 million, compared to $443.7 million in the prior year.
●	Revenue generated from clients won since fiscal year 2016 grew 49% and represented 69% of total revenue in fiscal year 2022.
●	Fiscal year 2022 net income increased to $23.0 million, compared to $2.8 million in the prior year.
●	Non-GAAP adjusted EBITDA increased to $66.8 million in the fiscal year, compared to $66.2 million in the prior year.
●	Fully diluted earnings per share increased to $1.23, compared to $0.15 in the prior year.
●	Fiscal Year 2023 outlook for revenue between $545 million and $555 million with midpoint representing 11.4% growth and adjusted EBITDA of $77 million to $79 million representing a midpoint margin of 14.2%.

WASHINGTON, DC— September 22, 2022—IBEX Limited (“ibex”), a leading global provider in business process outsourcing and end-to-end customer engagement technology solutions, today announced financial results for its fourth quarter and fiscal year ended June 30, 2022.

“Fiscal year 2022 was a great year for ibex with record revenues, adjusted EBITDA, EPS, free cash flow and new client revenue,” said Bob Dechant, CEO of ibex. “Our momentum continues to build. We have delivered three consecutive quarters of accelerated revenue growth and our adjusted EBITDA margins continued to expand over the same period. Revenue generated from our BPO 2.0 clients won since fiscal year 2016 grew 49% this fiscal year and represented 69% of total revenue. Our success in winning new clients and navigating the global pandemic demonstrates our ability to win across all key verticals and be disruptive as a leader in the market.”

Dechant continued, “The fourth quarter was a very strong quarter for ibex with organic revenue growth of 13.6%, record adjusted EBITDA margin of 15.1% and generating over $25 million in free cash flow. We accomplished these results while at the same time exiting away from a low-margin legacy client and strategically transitioning our agents to a new, high growth HealthTech client. Although we incurred costs associated with the transition in the quarter, we believe we are in a great position starting Q1 of FY23 to realize immediate and long term benefits from this pivot.”

“Looking ahead, we are confident in our ability to continue to win business as clients look to outsource more in a turbulent market. We expect to surpass our historical 10% revenue growth rate with continued margin expansion, as we utilize capacity created with the roll-off of social distancing in our centers. Despite challenges in the macro environment, we believe we are well positioned for a strong first quarter and fiscal year 2023,” concluded Mr. Dechant.

Fourth Quarter of Fiscal Year 2022 Highlights

Business Highlights

●	Won 4 new logos in the quarter across key verticals.
●	The FinTech & HealthTech verticals, where we made strategic investments in early fiscal year 2020, increased significantly to 30.4% of total revenue in the fourth quarter, compared to 20.6% of total revenue in the prior year quarter.
●	Approximately 10,000 seats of additional capacity became available as a result of removing social distancing requirements.

Revenue

●	Revenue increased 13.6% to $123.7 million, compared to $108.9 million in the prior year quarter.
●	Revenue related to our new clients won since fiscal year 2016 grew 43% compared to the prior year quarter and now represents 74% of our quarterly revenue.

Net Income

●	Net income increased to $4.9 million, compared to $4.0 million in the prior year quarter. The increase in net income was primarily driven by stronger operating results, including a decrease in non-recurring costs, and a deferred tax benefit recognized in the current quarter, partially offset by increased depreciation, and a negative impact of fair value measurement of share warrants.
●	Net income margin increased to 4.0%, compared to 3.7% in the prior year quarter.
●	Non-GAAP adjusted net income increased to $7.9 million, compared to $5.8 million in the prior year quarter (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin increased to 6.4%, compared to 5.3% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA increased to $18.7 million, compared to $15.9 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin increased to 15.1%, compared to 14.6% in the prior year quarter (see Exhibit 2 for reconciliation).

Earnings Per Share

●	IFRS basic and fully diluted earnings per share increased to $0.27 and $0.26, respectively, compared to $0.22 and $0.21 in the prior year quarter.
●	Non-GAAP adjusted fully diluted earnings per share increased to $0.42, compared to $0.31 in the prior year quarter (see Exhibit 1 for reconciliation).

Cash flow

●	Cash flow from operations increased to $27.8 million, compared to $1.8 million in the prior year quarter primarily due to improved collections, stronger operating results, including lower non-recurring expenses, and lower cash taxes.

●	Free cash flow for the fourth quarter increased to $25.1 million, compared to ($3.2) million in the prior year quarter.
●	DSOs were 55 days in the fourth quarter, down 1 day compared to prior year, and down 5 days sequentially.

Fiscal Year 2022 Highlights

Business Highlights

●	Won 23 new clients, primarily in the HealthTech, Retail & E-Commerce, Travel, Transportation & Logistics, and Technology verticals.
●	We continued to improve our client diversification, including increases in the HealthTech and FinTech and Retail and E-Commerce verticals.
●	Added over 3,400 seats in high margin nearshore and offshore locations.

Revenue

●	Revenue increased 11.2% to $493.6 million, compared to $443.7 million in the prior year.
●	Revenue growth was primarily driven by strength in our HealthTech, Retail & E-Commerce, Travel and Transportation & Logistics verticals.
●	The Telecom vertical now represents 18.1% of our annual revenue, compared to 29.3% in the prior year, as we continue diversifying our client base.

Net Income

●	Net income increased to $23.0 million, compared to $2.8 million in the prior year. The improvement was primarily due to the positive impact of the fair value adjustment on share warrants, decreases in non-recurring costs and share-based payments expense, and a deferred tax benefit, partially offset by higher depreciation related to our capacity expansion over the last two years.
●	Net income margin increased to 4.7%, compared to 0.6% in the prior year.
●	Non-GAAP adjusted net income increased to $24.6 million, compared to $23.6 million in the prior year (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin was 5.0%, compared to 5.3% in the prior year (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA increased to $66.8 million, compared to $66.2 million in the prior year (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin was 13.5%, compared to 14.9% in the prior year (see Exhibit 2 for reconciliation).

Earnings Per Share

●	Fully diluted earnings per share increased to $1.23, compared to $0.15 in the prior year.
●	Non-GAAP fully diluted adjusted earnings per share increased to $1.32, compared to $1.28 in the prior year (see Exhibit 1 for reconciliation).

Cash flow and balance sheet

●	Cash flow from operations increased to $50.1 million, compared to $25.9 million in the prior year. The increase was primarily driven by improvements in operating results and working capital, along with lower non-recurring expenses and cash taxes paid in fiscal year 2022.
●	Capex was $25.9 million compared to $20.8 million in the prior year.

●	Full year free cash flow increased to $24.2 million, compared to $5.1 million in the prior year.
●	Cash and cash equivalents were $48.8 million and availability on our revolving credit facilities was $50.5 million as of June 30, 2022, compared to cash and cash equivalents of $57.8 million and availability on our revolving credit facilities of $33.6 million as of June 30, 2021.
●	Total borrowings were $15.0 million as of June 30, 2022, compared to total borrowings of $28.5 million as of June 30, 2021.

First Quarter and Fiscal Year 2023 Business Outlook

●	First quarter 2023 organic revenue of $124 million to $127 million with midpoint growth of 15.6% versus the prior year quarter.
●	First quarter 2023 adjusted EBITDA of $16.5 million to $18.5 million with midpoint margin of 13.9%.

●	Fiscal year 2023 organic revenue between $545 million and $555 million with midpoint growth of 11.4% versus fiscal year 2022.
●	Fiscal year adjusted EBITDA of $77 million to $79 million with midpoint margin of 14.2%.
●	Fiscal year 2023 capex of $18 million to $22 million.

“While we have not given quarterly guidance in the past, we are choosing to provide guidance on a one-off basis for the first quarter of fiscal year 2023 due to the volatility that exists in today’s markets,” said CFO Karl Gabel.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its fourth quarter and full fiscal year 2022 financial results at 4:30 p.m. eastern time today, September 22, 2022. The conference e-call may be accessed by registering here.

Live and archived webcasts can be accessed at: https://investors.ibex.co/.

Financial Information

This announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting.” The financial information in this press release has not been audited.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures provide a more accurate depiction of the performance of the business by encompassing only relevant and manageable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies, have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica, Nicaragua, and Honduras; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 14, 2021 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

IR Contact:  Michael Darwal, EVP, Deputy CFO, Investor Relations, ibex, michael.darwal@ibex.co

Media Contact:  Daniel Burris, Senior Director PR and Communication, ibex, daniel.burris@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	June 30,	June 30,
US$ in thousands	2022	2021

Assets
Current assets
Cash and cash equivalents	$48,831	$57,842
Trade and other receivables	93,430	81,104
Due from related parties	108	1,755
Warrant asset	908	673
Total current assets	$143,277	$141,374

Non-current assets
Property and equipment	$38,987	$30,828
Right of use assets	77,642	75,875
Goodwill	11,832	11,832
Other intangible assets	3,027	3,209
Warrant asset	935	1,420
Investment in joint venture	382	258
Deferred tax asset	9,465	4,252
Other assets	4,590	5,239
Total non-current assets	$146,860	$132,913
Total assets	$290,137	$274,287

Liabilities and equity
Current liabilities
Trade and other payables	$59,813	$54,863
Deferred revenue	8,600	4,077
Lease liabilities	13,705	12,121
Borrowings	14,689	26,716
Due to related parties	2,595	4,275
Income tax payables	2,965	3,663
Total current liabilities	$102,367	$105,715

Non-current liabilities
Deferred revenue	$3,993	$3,010
Lease liabilities	76,004	71,878
Borrowings	338	1,801
Deferred tax liability	-	86
Other non-current liabilities	7,146	11,138
Total non-current liabilities	$87,481	$87,913
Total liabilities	$189,848	$193,628

Equity
Share capital	$2	$2
Additional paid-in capital	154,786	158,157
Other reserves	33,191	33,180
Accumulated deficit	(87,690)	(110,680)
Total equity	$100,289	$80,659
Total liabilities and equity	$290,137	$274,287

IBEX Limited

Unaudited Consolidated Statements of Comprehensive Income

	Three months ended June 30,		Year ended June 30,
US$ in thousands, except share and per share amounts	2022	2021	2022	2021
Revenue	$123,707	$108,878	$493,572	$443,662

Payroll and related costs	85,428	73,189	342,139	296,799
Share-based payments	549	517	1,851	4,521
Reseller commission and lead expenses	3,084	2,973	12,908	13,749
Depreciation and amortization	9,312	7,517	34,179	28,197
Fair value measurement of share warrants	1,298	(446)	(2,310)	9,732
Other operating costs	17,955	19,154	75,005	76,865
Income from operations	$6,081	$5,974	$29,800	$13,799

Finance expenses	$(2,202)	$(2,111)	(8,797)	(9,034)
Income before taxation	$3,879	$3,863	$21,003	$4,765

Income tax benefit / (expense)	$1,034	$164	1,987	(1,918)
Net income	$4,913	$4,027	$22,990	$2,847

Other comprehensive income

Items that will not be subsequently reclassified to profit or loss
Actuarial loss on retirement benefits	$287	$(26)	$287	$(26)
Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(890)	$(108)	$(1,771)	$(122)
Cash flow hedges - changes in fair value	(202)	44	(323)	202
	$(805)	$(90)	$(1,807)	$54
Total comprehensive income	$4,108	$3,937	$21,183	$2,901

Earnings per share
Basic	$0.27	$0.22	$1.26	$0.16
Diluted	$0.26	$0.21	$1.23	$0.15

Weighted average shares outstanding
Basic	18,147,541	18,172,372	18,232,399	17,649,446
Diluted	18,555,133	18,874,132	18,701,068	18,384,921

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Three months ended June 30,		Year ended June 30,
US$ in thousands	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Income before taxation	$3,879	$3,863	$21,003	$4,765
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	9,312	7,517	34,179	28,197
Amortization of warrant asset	88	(160)	250	517
Foreign currency translation (gain) / loss	(16)	(31)	(40)	198
Fair value measurement of share warrants	1,298	(446)	(2,310)	9,732
Share-based payments	549	517	1,851	4,521
Allowance of expected credit losses	(63)	(45)	(761)	291
Share of profit from investment in joint venture	(472)	(177)	(1,151)	(577)
(Gain) / loss on lease terminations	(73)	121	(150)	(923)
Provision for defined benefit scheme	159	34	278	228
Finance expenses	2,202	2,111	8,797	9,034
Decrease / (increase) in trade and other receivables	12,035	(2,969)	(9,223)	(13,327)
Decrease / (increase) in prepayments and other assets	598	965	820	(405)
(Decrease) / increase in trade and other payables and other liabilities	1,391	(4,698)	7,588	(1,655)
Cash inflow from operations	30,887	6,602	61,131	40,596
Interest paid	(2,247)	(2,111)	(8,842)	(9,034)
Income taxes paid	(791)	(2,713)	(2,160)	(5,665)
Net cash inflow from operating activities	$27,849	$1,778	$50,129	$25,897

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(2,505)	$(4,763)	$(24,649)	$(19,360)
Purchase of other intangible assets	(202)	(189)	(1,270)	(1,463)
Dividend received from joint venture	340	277	1,027	650
Net cash outflow from investing activities	$(2,367)	$(4,675)	$(24,892)	$(20,173)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$12,900	$24,767	$88,117	$116,026
Repayments of line of credit	(24,500)	(21,789)	(99,227)	(115,189)
Proceeds from borrowings	-	-	-	1,714
Repayment of borrowings	(1,409)	(1,757)	(6,834)	(11,080)
Payment of related party loans	-	-	-	(1,614)
Net proceeds from initial public offering	-	-	-	63,107
Payment of listing related costs	-	(22)	-	(1,074)
Exercise of options	18	-	35	28
Proceeds from lease obligations	-	-	1,417	-
Principal payments on lease obligations	(3,524)	(2,845)	(13,379)	(17,489)
Dividend distribution	-	-	-	(4,000)
Purchase of treasury shares	(1,104)	-	(3,406)	-
Net cash (outflow) / inflow from financing activities	$(17,619)	$(1,646)	$(33,277)	$30,429
Effects of exchange rate difference on cash and cash equivalents	(482)	(167)	(971)	(181)
Net increase / (decrease) in cash and cash equivalents	$7,381	$(4,710)	$(9,011)	$35,972
Cash and cash equivalents at beginning of the period	$41,450	$62,552	$57,842	$21,870
Cash and cash equivalents at end of the period	$48,831	$57,842	$48,831	$57,842

Non-cash items
New leases	5,100	2,389	24,072	31,790
Change in accounts payable related to fixed assets	475	-	1,631	-

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and adjusted fully diluted earnings per share

We define “adjusted net income” as net income before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax impact of such adjustments. The following table provides a reconciliation of net income to adjusted net income for the periods presented:

	Three months ended June 30,				Year ended June 30,
	2022		2021		2022		2021
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount	Per Share	Amount	Per Share	Amount	Per Share
Net income	$4,913	$0.27	$4,027	$0.22	$22,990	$1.26	$2,847	$0.16
Net income margin	4.0%		3.7%		4.7%		0.6%

Non-recurring expenses	1,502	0.08	2,364	0.13	3,256	0.18	10,203	0.58
Amortization of warrant asset	88	0.00	(160)	(0.01)	250	0.02	517	0.03
Foreign currency translation loss / (gain)	(16)	(0.00)	(31)	(0.00)	(40)	(0.00)	198	0.01
Fair value measurement of share warrants	1,298	0.07	(446)	(0.02)	(2,310)	(0.13)	9,732	0.55
Share-based payments	549	0.03	517	0.03	1,851	0.10	4,521	0.26
(Gain) / loss on lease terminations	(73)	(0.00)	121	0.01	(150)	(0.01)	(923)	(0.05)
Total adjustments	$3,348	$0.18	$2,365	$0.13	$2,857	$0.16	$24,248	$1.37
Tax impact of adjustments(a)	(383)	(0.02)	(618)	(0.03)	(1,226)	(0.07)	(3,519)	(0.20)
Adjusted net income	$7,878	$0.43	$5,774	$0.32	$24,621	$1.35	$23,576	$1.34
Adjusted net income margin	6.4%		5.3%		5.0%		5.3%

Weighted average shares outstanding - basic	18,147,541	0.43	18,172,372	0.32	18,232,399	1.35	17,649,446	1.34
Dilutive impact of share-based compensation and the Amazon warrant	407,592	(0.01)	701,760	(0.01)	468,669	(0.03)	735,475	(0.06)
Weighted average shares outstanding - diluted and adjusted fully diluted earnings per share	18,555,133	$0.42	18,874,132	$0.31	18,701,068	$1.32	18,384,921	$1.28

(a)	The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdictions.

EXHIBIT 2:  EBITDA and Adjusted EBITDA

We define “EBITDA” as net income before the effect of the following items: finance expenses (including finance expense related to right-of-use lease liabilities), income tax (benefit) / expense, and depreciation and amortization (including depreciation of right-of-use assets). We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including severance expense, litigation and settlement expenses, costs related to COVID-19, and listing costs, as applicable), amortization of warrant asset, foreign currency translation gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable. The following table provides a reconciliation of net income to adjusted EBITDA for the periods presented:

	Three months ended June 30,		Year ended June 30,
US$ in thousands, unaudited	2022	2021	2022	2021
Net income	$4,913	$4,027	$22,990	$2,847
Net income margin	4.0%	3.7%	4.7%	0.6%

Finance expenses	2,202	2,111	8,797	9,034
Income tax (benefit) / expense	(1,034)	(164)	(1,987)	1,918
Depreciation and amortization	9,312	7,517	34,179	28,197
EBITDA	$15,393	$13,491	$63,979	$41,996
Non-recurring expenses	1,502	2,364	3,256	10,203
Amortization of warrant asset	88	(160)	250	517
Foreign currency translation loss / (gain)	(16)	(31)	(40)	198
Fair value measurement of share warrants	1,298	(446)	(2,310)	9,732
Share-based payments	549	517	1,851	4,521
(Gain) / loss on lease terminations	(73)	121	(150)	(923)
Adjusted EBITDA	$18,741	$15,856	66,836	66,244
Adjusted EBITDA margin	15.1%	14.6%	13.5%	14.9%

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Three months ended June 30,		Year ended June 30,
US$ in thousands, unaudited	2022	2021	2022	2021

Net cash provided by operating activities	$27,849	$1,778	$50,129	$25,897

Less:
Cash capital expenditures	2,707	4,952	25,919	20,823
Free cash flow(1)	$25,142	$(3,174)	$24,210	$5,074

(1)	Excluded from free cash flow are the principal portion of right-of-use lease payments of $3,524 and $2,720 for the quarter ended and $13,254 and $10,783 for the years ended June 30, 2022 and 2021, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt less cash and cash equivalents.

	June 30,	June 30,
US$ in thousands, unaudited	2022	2021
Borrowings
Current	$14,689	$26,716
Non-current	338	1,801
	$15,027	$28,517
Leases
Current	$13,705	$12,121
Non-current	76,004	71,878
	$89,709	$83,999
Total debt	$104,736	$112,516
Cash and cash equivalents	48,831	57,842
Net debt	$55,905	$54,674